Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

October 22, 2009

Jennifer Thompson

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 3561

Washington, D.C. 20549

Re:

Bidgive International, Inc.

Form 10-K for the year ended December 31, 2008

Filed Apr11 16, 2009

Form 1O-Q for the quarter ended June 30, 2009

Filed August 19, 2009

File No. 0-49999

Dear Ms. Thompson:

On behalf of BidGive International, Inc., a Delaware corporation (the “Company”), enclosed please find responses to your comment letter dated September 15, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Liquidity and Capital Resources, page 15

1.

We read your statement that you do not presently have adequate cash or sources of financing to meet either short-term or long-term capital needs. Please expand this disclosure in future quarterly and annual reports to better comply with Section 607.02 of the Financial Reporting Codification.  In this regard, given that your auditors’ report contains a going concern modification, you should disclose management’s viable plans to overcome the uncertainty of your ability to continue as a going concern. Your explanation of management’s plans should include a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operations during the 12 month period following the date of the financial statements being reported upon, including a detailed description of the expected sources and demands for cash over that period and your plan if you are unable to raise or generate the needed amount of cash. Your disclosures should provide enough detail that your readers gain insight into management’s analysis and concerns related to your ability to continue to operate, including the probability of success for the various actions you arc proposing.

Response:

The comment is acknowledged.  However, management believes it has fully disclosed its current financial circumstances, including liquidity and capital needs, and its plans to address the situation.  The current disclosures acknowledge that the company does not currently have adequate cash or resources to meet either its short-term or long-term capital needs.  The current disclosures also indicate that management has not identified any sources of available working capital, other than the possible issuance of additional short-term debt and use of revenues generated by ongoing operations.  The current disclosures also discuss the possibility of limiting operations if adequate working capital is not available.  Disclosures will be added to future filings to more clearly state the possibility that the business will fail if it is unable to obtain adequate working capital to maintain and expand existing operations.

Financial Statements for the Year Ended December 31, 2008

Report of the Independent Registered Public Accounting Firm, page 21

2.

We note that your audit opinion only covers the financial statements as of and for the year ended December 31, 2008.  Please amend your filing to include audit reports covering all periods for which you are required to include audited financial statements.  If your financial statements in prior years were audited by other auditors, you must include the audit reports of your predecessor auditor within your Form 10-K. Refer to Note 2 to Article 8 of Regulation S-X and Rule 8-02 of Regulation S-X.

Response:

In conjunction with filing an amended 10-K for the fiscal year ended December 31, 2008, we will provide the required audit opinion to meet stated regulation requirements.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies, page 27

Nature of Business, page 27

3.

We note that you appear to have several, different business lines. Please explain to us which business lines generated revenue in 2007 and 2008, and provide us with your analysis of whether you have multiple operating segments under paragraph 10 of SFAS 131.

Response:

The only business lines that generated revenue in 2007 and 2008 were the now defunct MPublishing magazine operations in 2007, which included some revenue in 2008 as excess inventory was sold off, and the company's nominal affinity programs, "Aggregated Purchasing" with Office Depot and "Merchant Services" with First Data.  All of this has been fully disclosed in the 10-K.  The other listed potential business ventures being pursued and explored (MDG Awards program with the United Nations; Shaolin/Kingbridge program; and DotCom Film Festival), are and were still in the development stage at the time of the filing, and each project is, or will be, a stand-alone legal and business venture with its own operations and financials, none of which are included in BidGive’s business operations or financials as the company only possesses or will possess a minority interest in each such venture.  These are not “operating segments” of the company, as defined by SFAS 131 Paragraph 10, as they are not a “component”

of BidGive; and each venture will have its own executives, Directors and employees.  The Company will not regularly review each ventures operations or results or be responsible for allocating any resources; and none of the proposed ventures is operational, so no financial information is available.

Revenue Recognition, page 29

4.

As noted in our comment above, you appear to have five different types of programs and projects in which you are currently involved.  However, your current revenue recognition policy indicates that you generate revenues from selling advertising and marketing, and it is unclear to us how this is consistent with the five different types of programs and policies discussed elsewhere in your filing, as none of these five programs appear to consist of the sale of advertising. Please revise your revenue recognition policy in future filings to better explain how you generated the revenues seen on your statements of operations for each of the years presented, and to clearly present a revenue recognition policy for each material type of revenue transaction that occurred during the years presented. Also provide us with this information in your response.

Response:

The company will expand future disclosures of its business programs and revenue recognition policy to provide enough detail for readers to better understand the company's revenue recognition policy.  This disclosure was revised in the latest quarterly filing (10-Q quarter ended June 30, 2009), and will be further revised and expanded in future filings as requested.  The disclosure which the Company proposes to add to future filings regarding its revenue recognition policy is as follows:

“The Company recognizes revenues when it receives funds from vendors or customers, usually via credit card transactions, checks, wire or account transfers. The Company also receives some cash payments from vendors and customers in payment for the advertising, marketing and management services it provides, which is recognized as revenue when services have been performed and milestones achieved, when applicable. In summary, the company receives revenue from royalties on sales proceeds and advertising through the company's website and its proprietary affinity programs.  In 2007, when the company still owned the MPublishing sudsidiary, revenue was generated through advertising and marketing in the various publications.  In 2008, some revenues were generated from advertising and marketing as the company liquidated publishing inventory, along with royalty revenues from the Office Depot program and the First Data program based upon sales made and transactions processed through those merchants and the company's website. No revenues have been generated to date from any other projects in development, including the Shaolin program, the DotCom Film Festival, or the MDG program.”

5.

We read in the second sentence of this accounting policy that you recognize revenue when you receive funds from vendors as payment for advertising. It is unclear to us that this methodology results in revenue recognition based on the accrual method of accounting. Please explain to us in more detail what this sentence means and how it complies with your later statement that revenue is generally recognized when delivery has occurred or services have been rendered. Please revise your disclosure in future filings to better explain this matter.

Response:

The accrual method is the required accounting method for a corporation, and the method the company’s revenue recognition policy would need to follow.  In future filings, the company will revise its disclosures to make it clear that all revenue, including advertising revenue, is recognized as services are performed or delivery has occurred.  However, with certain sources of revenue and with certain customers, payment is expected upon performance of services, and the company does not extend credit.

Note 2- Convertible Debt, page 33

6.

We read in the second sentence under this heading that the convertible notes are due three to six months from the date of issuance. However, as the amount of convertible debt seen on the face of your balance sheet exceeds the $78,697 of convertible debt that you state was issued in 2008, it appears that some of your outstanding convertible debt must have longer maturities.  Please explain to us, and revise future filings to explain to your readers, when the convertible debt outstanding at December 31, 2008 was issued and any revisions made to the terms of that debt following its issuance, including any extensions of the maturity dates, and whether these revisions to the terms of the debt had an accounting impact note your last sentence under this footnote stating that all of the notes have extended due dates, but we are requesting more detailed disclosures.

Response:

We believe the company has adequately disclosed the issuance, extensions and status of each convertible note, including if any revisions were made or terms changed; however, the company will expand future disclosures on the status of its convertible notes, including any revisions to terms and whether any revisions had an accounting impact, as requested.  The disclosure which the Company plans to add to future filings regarding its outstanding convertible debt is as follows:

“All of the notes, have extended due dates, ranging from October 2009 through December 2009. Reference is made to the extensive disclosures and table of convertible notes with full explanations in the "Liquidity and Capital Resources" section above.  The outstanding notes are rolled over and due dates extended as necessary for three to six months each time they become due.  These extensions have no accounting impact.”

7.

We read your description of your convertible debt. However, we also note that you have line items on your balance sheet titled Lines of Credit, Loans Payable, and Loans from Shareholder, and you do not appear to have addressed these debts within the footnotes to your financial statements. Please explain to us and disclose in future filings the material terms for each of these types of debt.

Response:

In summary, the Lines of Credit are revolving debt (a business line of credit, and credit card debt), the Loan Payable is to a business entity that provided a short term loan to the company for business operations that was not a convertible note issuance, and the Loans from Shareholders are short term loans from shareholders also to cover business operations that were also not convertible note issuances, and so are set forth in separate line items from the convertible note issuances on the financial statements.  The disclosure which the Company plans to add to future filings regarding Lines of Credit, Loans Payable and Loans from Shareholder is as follows:

“The Lines of Credit debt listed on the balance sheet ($74,499) are revolving debt (a business line of credit, and credit card debt), the Loan Payable ($15,934) is to a third-party business entity that provided a short term loan to the company for business operations that was not a convertible note issuance, and the Loans from Shareholders ($43,967) are short term loans from shareholders also to cover business operations that were also not convertible note issuances, and so are set forth in separate line items from the convertible note issuances on the financial statements. The Lines of Credit are issued under standard terms incurring interest and requiring monthly payments. The Loan Payable and the Loans from Shareholders were also issued under standard negotiable terms and accrue nominal interest, but do not require monthly payments, rather are due in full on their due dates, which dates are extended as necessary.”

Note 4-Related Party Transactions, page 34

8.

Please disclose the fact that your Chief Executive Officer and Director is providing you with rent-free office space, similar to your disclosures on page 8, and if easily and objectively determinable, quantify the value of that donated office space.  Refer to paragraph 2 of SFAS 57.

Response:

The company proposes to revise the related party transactions note to its financial statements to include the following disclosure:

”An individual who is our Chief Executive Officer and Director continues to provide the Company rent-free office space, as more fully described in Item 2 “Properties” section above.”

The value of the rent-free office space is not easily and objectively determinable, and has not been quantified.

Item 9A(T). Controls and Procedures, page 36

Disclosure Controls and Procedures, page 36

9.

Your current disclosures under this heading do not comply with Item 307 of Regulation S-K because you have not clearly disclosed the conclusion of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by this report.  Please amend your filing to clearly indicate whether your principal executive and principal financial officers concluded that your disclosure controls and procedures were effective or ineffective as of December 31, 2008.  Stating that you “[maintain] such a system of controls and procedures in an effort to ensure that...” does not adequately communicate whether your officers concluded that your disclosure controls and procedures were effective.

Response:

The Company proposes to revise the disclosures regarding Disclosure Controls and Procedures, contained in Item 9A(T) of its 10K report,  to include the following:

“As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are designed to provide reasonable assurance of achieving the objectives of timely alerting them to material information required to be included in our periodic SEC reports and of ensuring that such information is recorded, processed, summarized and reported with the time periods specified.  Our chief executive officer and chief financial officer also concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report to provide reasonable assurance of the achievement of these objectives.”

Exhibit 31.1 and 31.2

10.

We note that the identification of the certifying individual in the opening line of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, including the amendment requested in our comments above, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response:

The comment is acknowledged.  In future filings, the  exhibits 31.1 and 31.2 will be revised the title of the certifying individual will not be included in the opening line.

Form 10-Q for the Quarter ended June 30. 2009

Note 2- Convertible Debt and Common Stock Subject to Rescission Rights, page 7

11.

We read that one of the convertible notes issued in 2005 at a conversion price of $1.50 was renegotiated with the holder in the second quarter of 2009 to be convertible at par value ($0.001) in light of the collapse in the trading price per share and to assist you with the sale of the public vehicle.  Please explain to us how this assisted you with your planned sale of the public vehicle.  Also tell us how you accounted for this modification or exchange of convertible debt, including how you considered the guidance in EITF 06-6, SPAS 84, or other applicable accounting literature.  Revise future filings to clarify these matters to your readers.

Response:

The note holder indicated a willingness to consider conversion of the note to stock, and a willingness to sell some or all of the shares issuable upon conversion to a third party seeking to acquire ownership of a controlling interest in the public vehicle. However, prior to the change in conversion price, the convertible note in question was at a conversion rate 150 times higher than the current trading price of the stock.  Therefore, the conversion price of the note was changed in order to encourage the holder of the note to consider conversion.   In the event the note is

converted, the Company’s outstanding liabilities would be decreased, and the number of issued and outstanding shares available for acquisition by a third party seeking to acquire control of the public vehicle, would increase.  However, at the time of the filing of the second quarter 10-Q in question, the renegotiation of the note and the conversion price had not come into play to assist the company in trying to reorganize and recapitalize.

This modification has not been accounted for at this time.  We are currently considering the guidance in EITF 06-6, SFAS 84, or other applicable accounting literature to determine the appropriate accounting for this modification or exchange of convertible debt.  Further filings will be revised to clarify these matters to our readers.

As requested, in connection with responding to your comments, a written acknowledgment from the Company is being filed with this response letter.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.